SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of, June 2014

Commission File Number 000-29898

BlackBerry Limited

(Translation of registrant’s name into English)

2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	BLACKBERRY REPORTS 2015 FISCAL FIRST QUARTER GAAP PROFITABILITY

NEWS RELEASE

June 19, 2014

FOR IMMEDIATE RELEASE

BlackBerry Reports 2015 Fiscal First Quarter GAAP Profitability

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months ended May 31, 2014 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Q1 Highlights:

•	Cash and investments balance of $3.1 billion at the end of the fiscal first quarter, up from $2.7 billion in the prior quarter

•	Adjusted Q1 gross margin of 48%, up from 43% in the prior quarter

•	Reduced adjusted operating expenses by 57% year over year and 13% quarter over quarter

•	Successfully launched the new Z3 device in Indonesia; 8 additional countries to follow

•	EZ Pass Program resulted in a total of 1.2 million licenses issued for BES10, including more than 10% of total licenses traded in from competitors’ Mobile Device Management platforms

•	Launched Project Ion focused on the “Internet of Things” market

Q1 Results

Revenue for the first quarter of fiscal 2015 was $966 million, down $10 million or 1% from $976 million in the previous quarter. The revenue breakdown for the quarter was approximately 39% for hardware, 54% for services and 7% for software and other revenue. During the first quarter, the Company recognized hardware revenue on approximately 1.6 million BlackBerry smartphones compared to approximately 1.3 million BlackBerry smartphones in the previous quarter. During the first quarter, approximately 2.6 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the first quarter and which reduced the Company’s inventory in channel.

GAAP net income for the first quarter was $23 million, or $0.04 earnings per share (“EPS”). The net income includes non-cash income associated with the change in the fair value of the Debentures of $287 million (the “Q1 Fiscal 2015 Debentures Fair Value Adjustment”) and pre-tax restructuring charges of $226 million related to the Cost Optimization and Resource Efficiency (“CORE”) program. Excluding these items, adjusted loss for the first quarter was $60 million, or $0.11 per share. These impacts on GAAP net income and EPS are summarized in the table below.

The total of cash, cash equivalents, short-term and long-term investments was $3.1 billion as of May 31, 2014, compared to $2.7 billion at the end of the previous quarter — a net increase of $429 million. Excluding receipt of a tax refund of $397 million and proceeds on the sale of real estate of $287 million, the Company used $255 million in the first quarter. This represents a decrease from $784 million used last quarter, after excluding proceeds of $250 million related to convertible debt issuance. Purchase obligations and other commitments amounted to approximately $1.8 billion as at May 31, 2014, with purchase orders with contract manufacturers representing approximately $317 million of the total.

“Our performance in fiscal Q1 demonstrates that we are firmly on track to achieve important milestones, including our financial objectives and delivering a strong product portfolio,” said John Chen, Executive Chairman and Chief Executive Officer of BlackBerry. “Over the past six months, we have focused on improving efficiency in all aspects of our operations to drive cost reductions and margin improvement. Looking forward, we are focusing on our growth plan to enable our return to profitability.”

Outlook

The Company anticipates maintaining its strong cash position, while increasingly looking for opportunities to prudently invest in growth. The Company is targeting break-even cash flow results by the end of fiscal 2015.

Reconciliation of GAAP gross margin, gross margin percentage, loss before income taxes, and net income to adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share:

(United States dollars, in millions except per share data)

	Gross margin(1) (before taxes)	Gross margin %(1) (before taxes)	Loss before income taxes	Net income (loss)	Earnings (loss) per share
As reported	$451	47%	$(6)	$23	$0.04
Adjustments:
CORE charges (2)	12	1%	226	204
Q1 Fiscal 2015 Debenture Fair Value Adjustment (3)	—	—%	(287)	(287)

Adjusted	$463	48%	$(67)	$(60)	$(0.11)

Note: Adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)	During the first quarter of fiscal 2015, the Company reported GAAP gross margin of $451 million or 47% of revenue. Excluding the impact of the CORE charges included in cost of sales, the adjusted gross margin was $463 million, or 48%.
(2)	During the first quarter of fiscal 2015, the Company incurred charges related to the CORE program of $226 million pre-tax, or $204 million after tax, of which $12 million were included in cost of sales, $41 million were included in research and development and $173 million were included in selling, marketing, and administration expenses.
(3)	During the first quarter of fiscal 2015, the Company recorded the Q1 Fiscal 2015 Debentures Fair Value Adjustment of $287 million. This adjustment was presented on a separate line in the Consolidated Statement of Operations.

Supplementary Geographic Revenue Breakdown

Blackberry Limited

(United States dollars, in millions)

Revenue by Region

	For the quarter ended
	May 31, 2014		March 1, 2014		November 30, 2013		August 31, 2013		June 1, 2013
North America	$276	28.6%	$297	30.4%	$340	28.5%	$414	26.3%	$761	24.8%
Europe, Middle East and Africa	414	42.9%	412	42.2%	549	46.0%	686	43.6%	1,343	43.7%
Latin America	125	12.9%	127	13.0%	135	11.3%	196	12.5%	449	14.6%
Asia Pacific	151	15.6%	140	14.4%	169	14.2%	277	17.6%	518	16.9%

Total	$966	100.0%	$976	100.0%	$1,193	100.0%	$1,573	100.0%	$3,071	100.0%

Conference Call and Webcast

A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-877-974-0445 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4680440# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET July 4, 2014.

About BlackBerry

A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Investor Contact:

BlackBerry Investor Relations

+1-519-888-7465

investor_relations@blackberry.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s expectations regarding maintaining its strong cash position while investing in growth opportunities, and the anticipated opportunities and challenges in fiscal 2015; BlackBerry’s ability to achieve break-even cash flow results by the end of fiscal 2015; BlackBerry’s plans, strategies and objectives, including the anticipated benefits of recently announced strategic initiatives; anticipated demand for and the timing of, new product and service introductions, and BlackBerry’s plans and expectations relating to its existing and new product and service offerings, including BES 10, BES 12, BlackBerry 10 smartphones, services related to BBM and QNX software products; the ability to achieve further reductions in operating expenditures and maintain the cost savings realized through the CORE program; BlackBerry’s anticipated levels of decline in service revenue in the second quarter of fiscal 2015; BlackBerry’s expectations with respect to the sufficiency of its financial resources; BlackBerry’s estimates of purchase obligations and other contractual commitments; and assumptions and expectations described in BlackBerry’s critical accounting estimates and accounting policies. The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of BlackBerry’s Annual Information Form, including: risks related to BlackBerry’s ability to implement and realize the benefits of its strategic initiatives, including a return to its core strengths of enterprise and security, changes to its Devices Business, including the partnership with Foxconn, and the planned transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, QNX Embedded business and Messaging; BlackBerry’s ability to maintain existing enterprise customer relationships and to transition such customers to the BES 10 and BES 12 platform and deploy BlackBerry 10 smartphones, and the risk that current BES 10 test installations may not convert to commercial installations; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions; the risk that uncertainty relating to BlackBerry’s previously disclosed announcements concerning its operational restructuring, recent management changes and workforce reductions, may adversely impact BlackBerry’s business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees; risks related to intense competition, rapid change and significant strategic alliances within BlackBerry’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken its competitive position; and risks related to BlackBerry’s ability to adapt to, and realize the anticipated benefit of, recent management changes. These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors” section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, Company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended
	May 31, 2014	March 1, 2014	June 1, 2013
Revenue	$966	$976	$3,071
Cost of sales	515	423	2,029

Gross margin	451	553	1,042

Gross margin %	46.7%	56.7%	33.9%
Operating expenses
Research and development	237	246	358
Selling, marketing and administration	400	355	673
Amortization	81	107	180
Debentures fair value adjustment	(287)	382	—

	431	1,090	1,211

Operating income (loss)	20	(537)	(169)
Investment income (loss), net	(26)	(20)	5

Loss before income taxes	(6)	(557)	(164)
Recovery of income taxes	(29)	(134)	(80)

Net income (loss)	$23	$(423)	$(84)

Earnings (loss) per share
Basic	$0.04	$(0.80)	$(0.16)

Diluted	$(0.37)	$(0.80)	$(0.16)

Weighted-average number of common shares outstanding (000’s)
Basic	526,742	526,374	524,160
Diluted	658,228	526,374	524,160
Total common shares outstanding (000’s)	526,908	526,552	524,160

BlackBerry Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	May 31, 2014	March 1, 2014
Assets
Current
Cash and cash equivalents	$1,710	$1,579
Short-term investments	975	950
Accounts receivable, net	745	972
Other receivables	225	152
Inventories	107	244
Income taxes receivable	75	373
Other current assets	395	505
Deferred income tax asset	48	73
Assets held for sale	76	99

	4,356	4,947
Long-term investments	333	129
Restricted cash	69	—
Property, plant and equipment, net	626	1,037
Intangible assets, net	1,432	1,439

	$6,816	$7,552

Liabilities
Current
Accounts payable	$261	$474
Accrued liabilities	998	1,214
Deferred revenue	512	580

	1,771	2,268
Long term debt	1,340	1,627
Deferred income tax liability	32	32

	3,143	3,927

Shareholders’ Equity
Capital stock and additional paid-in capital	2,432	2,418
Treasury stock	(177)	(179)
Retained earnings	1,417	1,394
Accumulated other comprehensive income (loss)	1	(8)

	3,673	3,625

	$6,816	$7,552

BlackBerry Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flow

	Three Months Ended
	May 31, 2014	June 1, 2013
Cash flows from operating activities
Net income (loss)	$23	$(84)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	191	399
Deferred income taxes	25	(6)
Stock-based compensation	14	20
Loss on disposal of property, plant and equipment	108	—
Debentures fair value adjustment	(287)	—
Other	6	25
Net changes in working capital items:
Accounts receivable, net	227	(183)
Other receivables	(73)	7
Inventories	137	(284)
Income tax receivable, net	298	564
Other current assets	104	145
Accounts payable	(213)	105
Accrued liabilities	(190)	118
Deferred revenue	(68)	(196)

Net cash provided by operating activities	302	630

Cash flows from investing activities
Acquisition of long-term investments	(215)	(159)
Proceeds on sale or maturity of long-term investments	11	96
Acquisition of property, plant and equipment	(26)	(111)
Proceeds on sale of property, plant and equipment	292	28
Acquisition of intangible assets	(142)	(335)
Business acquisitions, net of cash acquired	—	(7)
Acquisition of short-term investments	(824)	(740)
Proceeds on sale or maturity of short-term investments	799	649

Net cash used in investing activities	(105)	(579)

Cash flows from financing activities
Issuance of common shares	2	—
Tax deficiencies related to stock-based compensation	—	(1)
Transfer to restricted cash	(69)	—

Net cash used in financing activities	(67)	(1)

Effect of foreign exchange gain (loss) on cash and cash equivalents	1	(8)

Net increase in cash and cash equivalents during the period	131	42
Cash and cash equivalents, beginning of period	1,579	1,549

Cash and cash equivalents, end of period	$1,710	$1,591

As at	May 31, 2014	March 1, 2014
Cash and cash equivalents	$1,710	$1,579
Short-term investments	975	950
Long-term investments	333	129
Restricted cash	69	—

	$3,087	$2,658

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)

Date: June 19, 2014	By:	/s/ James Yersh
	Name:	James Yersh
	Title:	Chief Financial Officer